Exhibit 99.2

Amendment No. 1 to Innoviz Technologies Ltd.
2021 Share Incentive Plan

Effective as of December 16, 2025, the Innoviz Technologies Ltd. 2021 Share Incentive Plan (the “Plan”) is hereby amended as follows (the “Amendment”):

1.          The second paragraph of Section 5.1 of the Plan shall be deleted and replaced with the following:

“Notwithstanding the foregoing, on the date of the Company’s 2025 Annual General Meeting of Shareholders, the Pool shall increase by an aggregate of 6,256,265 Shares.”

2.          Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.